Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 22, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10137
FT Equity Allocation ETF Model Portfolio, 3Q ‘22
(the “Trust”)
CIK No. 1919023 File No. 333-265004

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.While all the ETFs and investment percentages will be listed in the “Schedule of Investments,” the Staff understands from prior responses that only those ETFs that comprise 20% or more of a Trust’s portfolio are specifically identified in the “Portfolio” section of the prospectus. Please confirm that appropriate disclosure will be added to the Trust’s prospectus if, based on the Trust’s final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

2.The Staff notes the disclosure states, “The Trust is a unit investment trust which seeks to provide broad equity diversification by investing approximately 70% in approximately ten First Trust(R) ETFs that invest in common stocks across all market capitalizations, across all MSCI GICS(R) sectors, and in U.S. and non-U.S. companies.” Please add “each” before “invest in common stocks…”

Response:The Trust notes that not every ETF invests in all market capitalizations, sectors and U.S. and non-U.S. companies, but rather when added together, all of the ETFs represent all market capitalizations, all MSCI GICS(R) sectors, and U.S. and non-U.S. companies. Therefore, the Trust respectfully declines to revise the disclosure.

3.If the Trust will be concentrated in any of the sectors specifically mentioned in the “Portfolio Selection Process” section, please add appropriate disclosure.

Response:The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust is concentrated in any sector.

Risk Factors

4.Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:The Trust confirms that the “Market Risk” will be revised to include updated disclosure.

5.The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post-pandemic. Please consider removing.

Response:In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon